STONE ENERGY CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

November 17, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stone Energy Corporation
Registration Statement on Form S-3
File No. 333-207514

Dear Mr. Schwall:

On behalf of Stone Energy Corporation (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended by Amendment No. 1 thereto (the “Registration Statement”), be accelerated to 10:00 a.m., Eastern time, on Thursday, November 19, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (337) 237-0410 or Shelley Barber of Vinson & Elkins L.L.P. at (212) 237-0022 with any questions regarding this matter.

STONE ENERGY CORPORATION

By:	/s/ Kenneth H. Beer
Name:	Kenneth H. Beer
Title:	Executive Vice President and Chief Financial Officer

cc:	Lisa S. Jaubert
Shelley A. Barber